Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143
Letter to Inco Employees
June 14, 2006

Scott M. Hand Chairman and Chief Executive Officer

(416) 361-7667 Telephone (416) 361-7734 Facsimile Email: shand@inco.com

June 14, 2006
To Inco employees,
I wanted to take this opportunity to provide you with an update on our offer for Falconbridge and also on Teck’s offer for Inco.
Just about every day we see another headline about these transactions and another outside expert speculating about the final outcome. While we obviously cannot control what others say about us or these transactions, I and my management team are committed to communicating with all of you directly during this period and to keeping you as fully informed as we can about where we stand as a company.
I wish I could give some definitive answers as to how this process will eventually turn out. The Board and Inco management are clear on the outcome we would like to see — the successful completion of our deal with Falconbridge — and we are working very hard to achieve it. But neither I nor anyone else at this point knows what will eventually happen. At this point what I can do is to tell you what I do know, what I don’t know, and also what I am unable to communicate because of confidentiality constraints.
Regarding our Falconbridge offer, I’m pleased to report some good news. As you probably heard last week, we have reached an agreement to sell Falconbridge’s Nikkelverk refinery in Norway to LionOre. This is an important milestone in the regulatory clearance process and we believe that this remedy will address the concerns of the European Commission and the U.S. Department of Justice.
I would also mention another very good piece of news, namely the successful conclusion of the recent labour negotiations at our Ontario operations. Getting an agreement without any work interruption was good news for our business and for our customers and also for our employees. Importantly, it was also very good news for our Falconbridge transaction, as it sent a strong signal about our ability to work together as one team at this critical time to keep our business running on all cylinders, and to get an agreement that works for everyone.
Regarding the unsolicited offer from Teck Cominco, our Board of Directors has formally announced that they recommend that Inco shareholders reject the Teck offer. If you are an Inco shareholder, you may have received our Director’s Circular in the mail. We believe that their bid falls far short of recognizing the value of our great company — for a number of reasons — and we have been very clear to shareholders on this.
As part of its duty to shareholders, our Board is also exploring other strategic alternatives in response to the Teck offer, including discussions and negotiations with other companies. This is a confidential process and the confidentiality agreements we have in place with such companies prohibit us from disclosing details of what is involved, what companies we have been talking to, or the nature of these discussions. I apologize for being so vague, but additional disclosure around this process at this stage might limit some of our strategic options. Not surprisingly there has already been speculation in the press (and there will be more) around who the companies might be — but let me stress that this is speculation.
Speaking of which, you may have seen a fair bit of recent media speculation about the possibility of some kind of three-way deal between Inco, Falconbridge, and Teck Cominco. While there were some very informal discussions about this possibility, I can say quite definitively that this is not the case and we have moved on.
The bottom line is that our Board has re-affirmed its support for our friendly deal with Falconbridge and continues to believe that it is the best deal for Inco and its shareholders. Our Inco team is working very hard to ensure that we get the necessary approvals so we can move forward with our plan to create the New Inco. On Monday and Tuesday of this week we conducted a tour of some 60 top investors and analysts on a tour of Inco and Falconbridge’s Sudbury operations so they can see for themselves the great potential to create synergies through the efficiencies we will get by combining those operations. I think that it went very well.
You have also seen the turbulence in the metals markets and in the share values of many companies, including Inco. This, of course, adds to the complexity of what we face. I can say that the fundamentals in the nickel market are very strong and I hope it will be reflected in our share price in the coming weeks.
It has been a long and tough road for all of us — certainly longer than I had hoped — and our opponents are very determined. However, we are making progress and I remain hopeful that we will prevail. Thank you once again for your continued support and great patience through this uncertain time. Again, I promise that we will keep you informed of any significant developments as soon as we responsibly can.
Yours truly,

As many of you are shareholders, we are required to include the following legal legend in all of our communications concerning the Falconbridge offer:
Forward-Looking Statements
This communication contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation.
These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.
In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation
Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward-Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.